SUBSIDIARIES

Dignity Partners Funding Corp. I, a Delaware Corporation
Fourteen Hill Capital, L.P., a Delaware Corporation
Fourteen Hill Mamagement, LLC, a Delaware Corporation
Allegiance Capital, LLC, a Delaware Corporation
Allegiance Funding Corp. I, a Delaware Corporation